UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-41998

Tungray Technologies Inc

(Translation of registrant’s name into English)

#02-01, 31 Mandai Estate,

Innovation Place Tower 4,

Singapore 729933

Tel: +65 6636 9820

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Non-Reliance on Previously Issued Financial Statements and Tungray’s Intention to Restate Financial Information

On December 30, 2024, the Board of Directors of Tungray Technologies Inc (the “Company”), upon recommendation of the Audit Committee and following discussions with management, determined that the Company’s financial statements for the years ended December 31, 2023, 2022 and 2021 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 26, 2024 (the “20-F”), should no longer be relied upon. Similarly, related reports, press releases, earnings releases, and investor communications describing the Company’s financial statements for these periods should no longer be relied upon.

The conclusion was based on the discovery that the previously issued financial statements include the following misstatements:

(i)

The Company failed to record the correct income tax expense, taxes payable and retained earnings due to improper identification of non-deductible expenses which were not detected because of not performing a reconciliation between the financial statements and tax returns. Such failure has resulted the misstatements of “Taxes payable”, “Retained earnings” and “Accumulated other comprehensive loss” as of December 31, 2023 and 2022, and misstatements of “Income tax expense”, “Net income attributable to Tungray Technologies Inc”, and “Foreign currency translation adjustment” for the years ended December 31, 2023, 2022 and 2021. The impact to the accumulated other comprehensive loss and foreign currency translation adjustment was a result of the foreign currency translation difference to the misstatement.

(ii)	The Company failed to take a purchase option into consideration for a finance lease and used the incorrect useful life for the assets amortization. Such failure has resulted in the misstatements of “Property and equipment, net”, “Retained earnings” and “Accumulated other comprehensive loss” as of December 31, 2023 and 2022, and misstatement of “Cost of revenue”, “Net income attributable to Tungray Technologies Inc” and “Foreign currency translation adjustment” for the years ended December 31, 2023, 2022 and 2021. The impact to the accumulated other comprehensive loss and foreign currency translation adjustment was a result of the foreign currency translation difference to the misstatement.

The restatement of the Company’s financial statements for the years ended December 31, 2023, 2022 and 2021 will be included in an amendment to the 20-F (the “Restatement 20-F”). The Company is working diligently to complete its financial statements in order to file the Restatement 20-F as soon as practicable.

The Company has discussed the matters described above with Marcum Asia CPAs LLP, the Company’s independent registered public accounting firm.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from current expectations include, among other things, the discovery of additional information relevant to the review of the financial statements of the Company; the conclusions of the Company’s management and the audit committee concerning matters relating to the review and the financial statements of the Company; the results of audit procedures performed by the independent registered public accounting firm regarding the restated financial statements of the Company; and the possibility that additional errors may be identified. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2024	Tungray Technologies Inc

	By:	/s/ Wanjun Yao
Wanjun Yao
Chief Executive Officer

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